FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2009
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

9th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Notice of Earnings Announcement Date

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	February 06, 2009	By:	/s/ Chang Keun Kim
			Name:	CHANG KEUN KIM
			Title:	Chief Executive Officer

Notice of Earnings Announcement date

1. Company Name		Webzen Inc. (WZEN)
2. Fiscal year	From	10/01/2008
	To	12/31/2008
3. Scheduled Disclosure Date		02/12/2009
4. Other
1) Board of Directors Meeting will be held on 02/12/2009 for the approval of 2008 Q4 earnings. And 2008 Q4 earnings will be released on the day of BOD meeting

2) The financial results for 2008 Q4 scheduled to be released are being prepared on an unaudited basis, and may be changed during the independent auditing process

3) Earning Result will be released thru the website.
  (http://company.webzen.com/eng/investor/pds/pdslist.asp)